1000 East Hanes Mill Road

Winston-Salem, NC 27105

336 519 8080 tel

January 8, 2021

Via EDGAR

Cara Wirth and Mara Ransom

Office of Trade & Services

U.S. Securities and Exchange

Commission Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Hanesbrands Inc.

Form 10-K for Fiscal Year Ended December 31, 2019

Filed February 11, 2020 File No. 001-32891

Dear Ms. Wirth and Ms. Ransom:

This letter responds to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the letter from the Staff dated December 30, 2020 (the “Comment Letter”) in regard to the above-referenced Form 10-K (the “Form 10-K”) filed by Hanesbrands Inc. (the “Company”) on February 11, 2020.

The Company’s responses to the comments presented in the Comment Letter are set forth below the full text of the Staff’s respective comment.

Form 10-K for Fiscal Year Ended December 31, 2019 Part III. Item 11. Executive Compensation (incorporated by reference from Definitive Proxy Statement filed March 16, 2020), page 49

1.

We note that “[t]he Compensation Committee determined to measure the achievement of the 2020 performance metrics [by excluding] from the measurement of EPS-XA for 2020 the effects of any share repurchases in excess of $200 million during the 2020 fiscal year.” We also note that for the quarter ended March 28, 2020, the company repurchased approximately 14.5 million shares, valued at approximately $200 million. In future filings, please disclose the Compensation Committee’s reasoning for the $200 million threshold and disclose the impact that excluding your 2020 share repurchases will have on your performance measure of EPS-XA.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Janaury 8, 2021

Response: The Company acknowledges the Staff’s comment and respectfully submits that the $200 million threshold was established by the Company’s Compensation Committee in January 2020 to take into account the Company’s planned share repurchases for the year. The effects of such planned repurchases on the Company’s 2020 EPS-XA were incorporated into the Company’s 2020 Financial Guidance, as disclosed in Exhibit 99.1 to the Company’s Form 8-K filed with the Commission on February 7, 2020. Therefore, the $200 million of share repurchases completed in the quarter ended March 28, 2020 will have no effect on the Company’s resulting 2020 EPS-XA performance measure beyond what was specifically contemplated by the Compensation Committee in setting the EPS-XA performance targets at the beginning of 2020. The Company did not complete any further share repurchases in its 2020 fiscal year. The Company agrees to provide clarifying disclosure as a part of future filings to explain the Compensation Committee’s consideration of these matters.

Part IV. Item 15. Exhibits and Financial Statement Schedules, page 44

2.

We note that your Amended and Restated Bylaws include an exclusive forum selection provision. We note that your forum selection provision identifies the Circuit Court for Baltimore City, Maryland (or, if such court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please provide appropriate risk factor disclosure, including that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company respectfully acknowledges the Staff’s comment and agrees to provide disclosure regarding its exclusive forum selection provision in an exhibit containing a description of the Company’s securities pursuant to Item 601(b)(4) of Regulation S-K, which will clarify for investors that the Company’s exclusive forum selection provision does not apply to actions arising under the Securities Act or Exchange Act and will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under federal securities laws. In addition, the Company will include a Risk Factor in future filings substantially similar to the following:

U.S. Securities and Exchange Commission

Division of Corporation Finance

Janaury 8, 2021

Our bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain actions, including derivative actions, which could limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company and its directors, officers, other employees, or the Company’s stockholders and may discourage lawsuits with respect to such claims.

Unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of any duty owed by any current or former director, officer, employee, stockholder or agent of the Company to the Company or to the stockholders of the Company, (c) any action asserting a claim against the Company or any of its current or former directors, officers, employees, stockholders or agents arising pursuant to any provision of the Maryland General Corporate Law or the Company’s Charter or Bylaws, or (d) any action asserting a claim against the Company or any of its current or former directors, officers, employees, stockholders or agents that is governed by the internal affairs doctrine, shall, to the fullest extent permitted by law, be the Circuit Court for Baltimore City, Maryland (or, if that Court does not have jurisdiction, the United States District court for the District of Maryland, Northern Division). However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and as such, the exclusive jurisdiction clauses set forth above would not apply to such suits. Furthermore, Section 22 of the Securities Act provides for concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, and as such, the exclusive jurisdiction clauses set forth above would not apply to such suits.

Although we believe the exclusive forum provision benefits us by providing increased consistency in the application of Maryland law for the specified types of actions and proceedings, this provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company and its directors, officers, or other employees and may discourage lawsuits with respect to such claims.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Janaury 8, 2021

3.

In future annual report filings, please include a description of your securities pursuant to Item 601(b)(4) of Regulation S-K. Such exhibit should include a description of your exclusive forum provision.

Response: The Company respectfully acknowledges the Staff’s comment and agrees to provide a description of securities as an exhibit to its annual report filings pursuant to Item 601(b)(4) of Regulation S-K, which will include a description of the Company’s exclusive forum provision.

In connection with your comments, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (336) 519-5646 or Scott.Lewis@hanes.com.

Very truly yours,

/s/ M. Scott Lewis
Interim Chief Financial Officer,
Chief Accounting Officer and Controller

cc:	Joia M. Johnson, Esq., Chief Administrative Officer, General Counsel and Corporate Secretary, Hanesbrands Inc.